                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934 (No Fee Required) for the fiscal year ended December 31, 2003

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 (No Fee Required)

                        COMMISSION FILE NUMBER: 000-29472

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       AMKOR TECHNOLOGY, INC., 401(K) PLAN
                               1900 S. PRICE ROAD
                               CHANDLER, AZ 85248

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             AMKOR TECHNOLOGY, INC.
                              1345 ENTERPRISE DRIVE
                             WEST CHESTER, PA 19380

FINANCIAL STATEMENTS AND EXHIBITS AS FOLLOWS:

         Financial statements

      -    Report of Independent Registered Public Accounting Firm
      - Statements of Net Assets Available for Benefits as of December 31, 2003 and December 31, 2002
      - Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003
      -    Notes to Financial Statements

         Exhibits

      -    Exhibit 23.1 - Consent of Independent Accountants

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Amkor Technology, Inc., 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            AMKOR TECHNOLOGY, INC., 401(K) PLAN

Date: June 25, 2004


                            By: /s/ Kenneth T. Joyce
                            ------------------------------------
                            Name:  Kenneth T. Joyce
                            Title: Chief Financial Officer,
                            Amkor Technology, Inc.

                       AMKOR TECHNOLOGY, INC. 401(K) PLAN

          FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL INFORMATION
                      AS OF DECEMBER 31, 2003 AND 2002 AND
                      FOR THE YEAR ENDED DECEMBER 31, 2003


                                    I N D E X

                                                                          Page
                                                                         Number
                                                                         ------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                    F1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                            F2

Statement of Changes in Net Assets Available for Benefits                  F3

Notes to Financial Statements                                            F4 - F7

SUPPLEMENTAL SCHEDULES

Schedule H, Form 5500, Part 4i, Schedule of Assets (Held at End of Year)   F8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Amkor Technology, Inc. 401(K) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Amkor Technology, Inc. 401(K) Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pricewaterhouse Coopers

Philadelphia, PA
June 11, 2004


                                       F1

AMKOR TECHNOLOGY, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002


                                                       2003              2002
ASSETS
Investments, at fair value
    Amkor Technology, Inc. common stock           $  4,904,681     $  1,751,533
    Shares of registered investment companies       36,221,566       27,112,649
    Investment in commingled pool                    2,767,669        3,128,183
    Money market account                               206,398               --
    Loans receivable - participants                    672,635          806,127
                                                  ------------     ------------

         Total investments                          44,772,949       32,798,492
                                                  ------------     ------------
         Total assets                               44,772,949       32,798,492
                                                  ------------     ------------
LIABILITIES                                                 --               --
                                                  ------------     ------------
Net assets available for benefits                 $ 44,772,949     $ 32,798,492
                                                  ============     ============




   The accompanying notes are an integral part of these financial statements.


                                       F2

AMKOR TECHNOLOGY, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO
Investment income
    Interest and dividends                                          $   853,267
    Net appreciation in fair value of investments                    10,828,036
    Interest on participant loans                                        47,299
                                                                    -----------
                                                                     11,728,602
                                                                    -----------
Contributions
    Participants'                                                     3,414,679
    Employer's                                                        1,827,420
    Rollover                                                            518,630
                                                                    -----------
                                                                      5,760,729
                                                                    -----------
         Total additions                                             17,489,331
                                                                    -----------
DEDUCTIONS
Benefits paid to participants                                        (5,464,845)
Administrative expenses                                                 (50,029)
                                                                    -----------
         Total deductions                                            (5,514,874)
                                                                    -----------
Net increase                                                         11,974,457
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                    32,798,492
                                                                    -----------
End of year                                                         $44,772,949
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.


                                       F3

AMKOR TECHNOLOGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.   DESCRIPTION OF THE PLAN

     The following description of the Amkor Technology, Inc. 401(K) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan covering substantially all employees of Amkor Technology, Inc. (the Employer). The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the "IRC") and the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     ADMINISTRATION

     Under ERISA, the employer is the designated administrator of the Plan. The employer has contracted with Fidelity Management Trust Company ("Fidelity Trust") and its affiliates to maintain participants' Plan accounts and to provide certain other recordkeeping and administrative services for the Plan and with Fidelity Trust to act as the Plan's trustee.

     CONTRIBUTIONS

     Participants may elect to defer up to 60% of their eligible compensation (as defined in the Plan) each year, subject to IRC limits. Participants may also contribute amounts representing eligible distributions from other qualified plans.

     Each plan year, the Employer contributes non-discretionary matching deferral contributions in an amount equal to 75% of each participant's deferral contributions to the Plan, not to exceed $6,000. Plan participants must complete one year of service to be eligible for Employer matching contributions. The Employer may also make annual discretionary matching contributions, if any, to be determined annually based on a percentage of eligible participants' deferral contributions.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution, any qualified rollover contributions and allocations of (a) any Employer's matching contributions and (b) Plan earnings or losses, and charged with an allocation of administrative expenses, if applicable. Allocations of Plan earnings or losses are based on participant account balances. The benefit to which a participant is entitled is the balance of the participant's vested account.

     VESTING

     Participants are immediately vested in their contributions plus actual earnings (if any) thereon. Vesting in the Employer's matching contribution portion of their accounts plus actual earnings (if any) thereon is based on participants' years of credited service. A participant is 34% vested after one year of credited service, 67% vested after two years of credited service and 100% vested after three years of credited service.

     Active participants will become fully vested in the Employer's matching contribution portion of their accounts if they reach normal retirement age (age 65), become disabled (as defined in the plan), or die.

     FORFEITURES

     At December 31, 2003 and 2002, forfeited nonvested accounts totaled $44,072 and $133,559, respectively, and are available to reduce the Employer's cost of future matching contributions. In 2003, the Employer used $100,000 of forfeited nonvested accounts to reduce its matching contribution.

     PAYMENT OF BENEFITS

     On termination of service, a participant may generally elect to leave his or her account balance in the Plan, or receive a lump-sum distribution of his or her vested account balance. If a terminated participant's vested account balance is $5,000 or less, a lump sum distribution of the participant's vested account balance automatically will be made.



                                       F4

AMKOR TECHNOLOGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

     INVESTMENT OPTIONS

     Assets of the Plan are held by Fidelity Trust and are invested in the investment options available under the Plan based on instructions received from Plan participants. The Plan offers a number of options for the investment of participants' Plan accounts, including various mutual funds, an open-ended commingled pool sponsored by Fidelity Trust, a money market account, and an employer common stock fund.

     ADMINISTRATIVE EXPENSES

     The Plan's administrative expenses are payable from Plan assets unless paid by the Employer, as provided by the Plan document. During 2003, administrative expenses of the Plan paid from the plan assets amounted to $50,029 and paid by the employer amounted to $43,450.

2.   SUMMARY OF ACCOUNTING POLICIES

     PRESENTATION

     The financial statements of the Plan are presented on the accrual basis of accounting.

     ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Accordingly, actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of Amkor Technology, Inc. are valued at quoted market prices. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the open-ended commingled pool are stated at estimated fair values, which have been determined based on the unit value of the fund. Unit values are determined by Fidelity Management Trust Company by dividing the fund's net assets at fair value by its units outstanding at the valuation date. Participant loans receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     RISKS AND UNCERTAINTIES

     As described in Note 1, the Plan provides for various investment options. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of certain investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

3.   PARTICIPANT LOANS RECEIVABLE

     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less their highest outstanding loan balance during the prior 12 months) or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates. Outstanding loans at December 31,2003 carry interest rates ranging from 5% to 10.5%. Principal and interest are paid


                                       F5

AMKOR TECHNOLOGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

     ratably through monthly payroll deductions. Loans are payable in full upon a participant's termination of employment with the employer.

4.   PLAN TERMINATION

     Although it has not expressed any interest to do so, the Employer has the right under the Plan to terminate or modify the Plan at any time and for any reason subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

5.   TAX STATUS

     The Plan obtained its latest determination letter on October 9, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan continues to be designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are separately identified as follows:

                                                      2003               2002
Fidelity Managed Income Portfolio                 $ 2,767,669        $ 3,128,183
Fidelity Low Priced Stock Fund                      4,309,461          2,555,850
Fidelity Dividend Growth Fund                       5,679,506          4,262,569
Fidelity Equity Income Fund                         2,762,341          1,717,294
Fidelity Freedom Funds                              3,795,513          2,977,164
Spartan U.S. Equity Index Fund                      3,455,952          2,613,224
Janus Worldwide Fund                                       --          2,273,991
Amkor Technology, Inc. Common Stock                 4,904,681          1,751,533
Fidelity Investment Grade Bond Fund                 5,638,502          6,314,285
Fidelity Mid Cap Stock Fund                         3,245,057          1,728,222
                                                  -----------        -----------
                                                  $36,558,682        $29,322,315
                                                  ===========        ===========

     During 2003, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated as follows:

     Investments at fair value as determined by quoted market price:

     Amkor Technology, Inc. common stock                            $  4,952,685
     Shares of registered investment companies                         5,875,351
                                                                    ------------
                                                                    $ 10,828,036
                                                                    ============

7.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are managed by Fidelity Management Trust Co., the Plan's trustee and, therefore, these transactions qualify as party-in-interest. Such transactions are permitted under the provisions of the



                                       F6

AMKOR TECHNOLOGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

     Plan and are exempt from the prohibition of the party-in-interest transactions under ERISA.

     During 2003, the Plan paid $50,029 to Fidelity for administrative expenses.

     As allowed by the Plan, participants may elect to invest a portion of their accounts in Amkor Technology, Inc. Stock Fund (the "Stock Fund"), which invests solely in shares of the Employer's common stock. Investments in the stock are at the direction of the Plan participants. The shares of Amkor Technology, Inc. common stock are traded in the open market. Participants purchased 168,133 shares at a cost of $1,525,092 in 2003 and sold 265,723 shares with a market value of $3,324,629 in 2003.

8.   PLAN AMENDMENTS

     Effective January 1, 2003, the Employer matching contribution for each participant is limited to $6,000 annually.

     The Employer added the Fidelity Retirement Money Market Portfolio as an investment option on March 1, 2003.

     Effective July 1, 2003, participants may increase or decrease their contribution percentage at the beginning of each payroll period. Previously, participants could only make changes at the beginning of every month.

     Effective September 1, 2003, non-active participant balances $5,000 or less will be automatically refunded within 110 days of the end of the calendar year.



                                       F7

AMKOR TECHNOLOGY, INC. 401(K) PLAN
SCHEDULE H, PART 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

                                                                                       CURRENT
   IDENTITY OF ISSUE                    DESCRIPTION OF INVESTMENT           COST**      VALUE

* Fidelity Investment Funds             Managed Income Portfolio                     $2,767,669
* Fidelity Investment Funds             Investment Grade Bond Fund                    5,638,502
* Fidelity Investment Funds             Puritan Fund                                  1,379,670
* Fidelity Investment Funds             Equity Income Fund                            2,762,341
* Fidelity Investment Funds             Dividend Growth Fund                          5,679,506
* Fidelity Investment Funds             Low Priced Stock Fund                         4,309,461
* Fidelity Investment Funds             Diversified International Fund                1,901,646
* Fidelity Investment Funds             Mid-Cap Stock Fund                            3,245,057
* Fidelity Investment Funds             Freedom Funds - asset allocation              3,795,513
* Fidelity Investment Funds             Retirement Money Market Portfolio               206,398
  Neuberger & Berman Genesis Trust      Small Cap Value Fund                          1,776,056
  Spartan Total Market Index            Large Blend Equity Fund                       3,455,952
  MSIFT Value Portfolio                 Mid-Value Domestic Equity Fund                  670,862
  Janus Worldwide Funds                 Global Equity Fund                            1,607,000
* Amkor Technology, Inc.                Common stock of the Plan's sponsor            4,904,681
* Participant loans                     Loans, interest rates 5% - 10.5%                672,635

 * Party-in-interest

** All investments are participant directed; therefore, disclosure of cost is not required.



                                       F8

Exhibit Index

  Exhibit No.     Document
  -----------     ----------------------------------------------------
      23.1        Consent of Pricewaterhouse Coopers